UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42597

Webull Corporation

200 Carillon Parkway
St. Petersburg, Florida 33716

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Effective on June 8, 2025, the board of directors (the “Board”) of Webull Corporation (the “Company”) appointed Walter Bishop to the Board as an independent director of the Company and a member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of the Board. The Board has determined that Mr. Bishop is an independent director under the rules of the Nasdaq Stock Market and satisfies the independence requirements Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Mr. Bishop has decades of expertise in regulatory compliance, independent financial audits, and corporate governance. Since November 2023, he has served as lead independent director and audit committee chairman of Syntec Optics Holdings, Inc. (Nasdaq: OPTX), a custom optics and photonics manufacturer whose board he joined following its merger with OmniLit Acquisition Corp., a special purpose acquisition company on which he was director from April 2023 to November 2023. Mr. Bishop served from April 2019 to December 2024 as a director and audit committee chairman of Highline Management Inc., an alternative asset management company. In 2021, he served as a senior advisor to Thunder Bridge Capital Acquisition II, which merged with Indie Semiconductor (Nasdaq: INDI). From 1997 to 2019, Mr. Bishop held multiple U.S. regional management positions at Deutsche Bank (NYSE: DB), including chief operating officer for Deutsche Bank’s U.S. bank, chairman of the board and audit committee for DB Trust Company Delaware, board member and branch manager for DB Cayman Islands Branch, and head of governance for capital management and stress testing. From 1995 to 1997, he was chief administrative officer for Barclays Bank U.S., he was deputy general manager and chief financial officer for Nordbanken U.S. from 1990 to 1995, and was an audit manager for KPMG Peat Marwick from 1985 to 1990. Mr. Bishop received a Master of Business Administration from St. John’s University and his bachelor’s in public accounting from CUNY Baruch College.

The Company has entered into an independent director agreement and an indemnification agreement with Mr. Bishop in the same form as its standard form of independent director agreement and indemnification agreement with its other independent directors.

Mr. Bishop has no family relationships with any of the executive officers or directors of the Company. Except for the independent director agreement as stated above, there is no other employment agreement between the Company and Mr. Bishop, nor are there any arrangements or plans in which the Company will provide compensation, bonus, pension, retirement, or similar benefits to Mr. Bishop. Mr. Bishop has not engaged in any transaction that would be reportable as a related party transaction.

On June 9, 2025, the Company issued a press release announcing the appointment of Mr. Bishop to the Board. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report and Exhibits 99.1 to this Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise expressly stated in such future filing.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release, dated June 9, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBULL CORPORATION

Date: June 9, 2025	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Chief Executive Officer

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